March 27, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Supplemental Response
Form 10-K for Fiscal Year Ended December 31, 2007 (“2007 Form 10-K”)
Filed March 17, 2008 Forms 10-Q for Quarter Ended September 30, 2008 (September 30, 2008 10-Q)
File No. 001-31932

Ladies and Gentlemen:

Reference is made to the letter received by Hythiam, Inc. (the “Company”) from Mr. Reynolds, Assistant Director of the Securities and Exchange Commission (the “Staff”), dated February 20, 2009 (the “Comment Letter”) relating to the Staff’s comments on the 2007 Form 10-K and September 30, 2008 10-Q. The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 49

1.
We have reviewed your response to our prior comment one, noting that you do not believe cash operating expenditures is a non-GAAP measure. We understand that this disclosure is useful to investors however cash operating expenditures is not a defined GAAP term. Please include the definition of how you calculate this measure. If you continue to believe that this measure provides useful information to investors regarding your financial condition and results of operations, according to Item 10(e) of Regulation S-K, please provide:

●	A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, and

●
A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative for forward-looking information, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

RESPONSE: Going forward, we don’t intend to use the ‘cash operating expenditure’ term in our public filings. However, if we decide to use any non-GAAP measure that we consider to be useful to investors, we will provide a definition of how we calculate the measure, present the most directly comparable GAAP financial measure with equal or greater prominence and provide a reconciliation between the measure and the most directly comparable GAAP measure.

Form 10-Q for the Period Ended September 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 16

2.
We have reviewed your response to our prior comment seven noting your response did not fully address our comment, thus we are partially reissuing our comment. Per your disclosure on page 35 of your Form 10-Q for the quarter ended June 30, 2008, we note that there was substantial doubt about CompCare’s ability to continue as a going concern and CompCare’s board of directors were evaluating strategic alternatives including the sale of CompCare. As the value of your healthcare services segment’s value is dependent on the synergies created by using CompCare’s infrastructure to facilitate the use of PROMETA, please tell us how this decision did not trigger an impairment test. Refer to paragraph 28 of SFAS 142 for further guidance.

RESPONSE: Because of the continuing operating losses and negative cash flows in both healthcare services and behavioral health managed care services reporting units, we evaluated goodwill in healthcare services for impairment in each reporting period during 2008, including the quarter ended June 30, 2008; however, we inadvertently omitted that disclosure in our June 30, 2008 10-Q.
Pursuant to step 1 of the SFAS 142 impairment test, the fair value of the healthcare services reporting unit was estimated at $128.9 million at June 30, 2008 and exceeded its carrying value of $30.1 million and step two of the SFAS 142 impairment test for goodwill was not necessary. We estimated the fair value using the market approach, based primarily on the quoted market prices of the company’s common stock with an adjustment to exclude the estimated fair value of the behavioral health managed care reporting unit, which was estimated using quoted market prices of CompCare’s common stock.

In the fourth quarter of 2008, the decline in fair value of the healthcare services reporting unit caused a failure of step 1 of the SFAS 142 impairment test and it was necessary to conduct step 2 of the impairment test. The decline in the value of the reporting unit arose from the downward re-pricing of risk that occurred broadly in the equity markets and affected the reporting unit in the quarter. As part of step 2 of the impairment test, we concluded that the goodwill in healthcare services had been impaired since we estimated the implied fair value of the goodwill in this reporting unit to be $0.  Accordingly, we wrote-off the $9.8 million carrying value and recorded as an impairment charge in our Consolidated Statement of Operations for the year ended December 31, 2008. The implied fair value of the goodwill was determined after allocating the estimated fair value of the reporting unit (estimated using the income approach) to all the assets and liabilities of that unit in accordance with paragraph 21 of SFAS 142.

3.
In connection with the comment above, we note that you used the market and income approach to estimate the fair value of the healthcare services reporting unit. We note that the value of your healthcare services segment amounted to $67 million at September 30, 2008 while the post-acquisition fair value was $65.5 million. Considering the healthcare services reporting unit generated net losses before income taxes of approximately $41 million in the year ended December 31, 2007 and $9 million, $10.2 million, and $6.4 million for the three months ended March 31, 2008, June 30, 2008, and September 30, 2008. Please provide us with a reasonably detailed summary of the analysis and identify and explain the basis for all significant assumptions. Please discuss the inputs used in the valuation models (observable, unobservable), the priority of those inputs in the fair value hierarchy of SFAS 157 (e.g. level 1, level 2, or level 3), and provide additional detail regarding how you weighted each of the valuation models and why the weight given was deemed to be appropriate (versus another percentage).

RESPONSE: The two fair value estimates noted above are not directly comparable with each other since they were determined using different valuation approaches under different contexts. The $67 million in fair value that we estimated at September 30, 2008 was done in conjunction with step 1 of the SFAS 142 goodwill impairment test and was based primarily on the quoted market prices of the company’s common stock with an adjustment to exclude the estimated fair value of the behavioral health managed care reporting unit, which was estimated using quoted market prices of CompCare’s common stock. The $65.5 million in fair value that we estimated at the time of the CompCare acquisition in January 2007 was done in conjunction with our purchase accounting process to support the assignment of goodwill to the healthcare services reporting unit and the fair value was estimated based on projected future cash flows, discounted at a rate equal to our estimated cost of capital.

Marketable Securities, page 14

4.
We have reviewed your response to our prior comment eight noting that because the ARS are owned by Hythiam (not CompCare) that you believe you have the intent and ability to hold these securities until June 30, 2010. Please tell us how you have the ability to hold these securities until June 30, 2010, considering (i) your cash on hand as of September 30, 2008 was $13.7 million, (ii) your healthcare services segments losses before income taxes, (iii) your negative cash flows from operations, and (iv) the loss of major customers for which you planned to use the behavioral health managed care segment infrastructure to facilitate the use of PROMETA in their treatment programs.

RESPONSE: Our belief at September 30, 2008 that we had the ability to hold the ARS until their market value recovers was based on our expectation of improved cash flows from our financial projections, which we estimated would enable us to maintain sufficient cash and cash equivalents on hand to avoid liquidating the ARS before they recovered in value. The most significant assumptions in our analyses and projections included:

●	Improved cash flow from our healthcare services operations over the next 18 months from:

-
New contracts in our managed care operations that were expected to be signed by the end of the fourth quarter of 2008 and generate an estimated $5 million in annual revenue in 2009. The new contracts were projected to improve our net cash flows and results of operations by $2 million on an annual basis beginning January 2009.

-
A planned reduction in annual operating expenses totaling $10 million, compared to the third quarter 2008 run-rate. The planned reduction is part of our continued effort to streamline operations to increase our focus on managed care opportunities and is expected to reduce our annual operating expenses to $17 million in 2009.

-	Our plan to reduce cash operating expenses to $5.3 million during the fourth quarter of 2008, resulting in an improved expected net cash burn of approximately $3 million for the quarter;

●	Our ability to borrow an estimated $7.8 million, pursuant to the UBS margin loan facility that is collateralized by the ARS portfolio.

●
Our expectation that the ARS portfolio would recover in value sometime during the first or second quarter of 2010, based on consultation with industry experts and the actions of several large banks to buy back large volumes of ARS in the market.

With respect to CompCare’s recent loss of major customers, we considered the actions taken by CompCare’s management to mitigate these losses, such as reducing operating expenses, planning to pursue rate increases from contracts in loss positions, planning to obtain new contracts and pursuing strategic alternatives, as sufficient to offset doubts about CompCare’s ability to continue as a going concern and continue providing us with access to an infrastructure for our planned managed care product offerings. Additionally, we have identified cost effective alternatives to provide us with access to the same level of infrastructure support in the case that CompCare is not able to continue its operations.

When performing our impairment assessment at December 31, 2008, we were no longer able to conclude that we had the ability to hold the ARS until their market value recovers, in light of current business circumstances, which included lower than expected revenues from our licensees due to the weaker economy and significant delays in signing the expected new contracts in our managed care operations resulting from unforeseen circumstances that were out of our control. The signing of such contracts is still anticipated, but is not expected to occur until the second quarter of 2009. We were able to complete the actions necessary to achieve the $10 million cost reductions discussed above in the fourth quarter of 2008, as planned; however, the amount of projected future cash flows from our healthcare services operations declined significantly relative to the estimates at September 30, 2008 as a result of the factors mentioned above. Accordingly, we determined that the loss in fair value of our ARS was “other-than-temporary” and we recorded an impairment charge of approximately $1.4 million at December 31, 2008.

Note 5. Debt Outstanding, page 21

5.
We have reviewed your responses to our prior comments nine. Your responses did not fully address our comments; as a result we will partially reissue our comments. Based on the amended terms of your senior secured note, please tell us how you determined the present value of cash flows related to the amended debt compared to the original debt resulted in a $1.8 million gain. In your response, please identify and explain your basis for all significant assumptions used.

RESPONSE: The fair value of the amended senior secured note was determined by using the ‘step’ method outlined in APB 14. The fair value was estimated to be $3.2 million, computed as the difference between the $1.8 million incremental fair value of the amended warrant and the $5 million proceeds received from issuing the note and warrants. The difference between the fair value of the amended debt ($3.2 million) and the carrying value of the original debt ($5 million) amounted to $1.8 million and was recognized as a debt extinguishment gain. However, the $1.8 million incremental fair value of the amended warrant was accounted for as a debt extinguishment loss since the modification was accounted for in the same manner as a debt extinguishment, in accordance with EITF 96-19. The gain and loss offset and amounted to a zero net gain or loss on extinguishment. It’s reasonable to expect that there would be no net extinguishment gain or loss on the transaction when considering the old debt was due and payable at the time of the transaction (not at some point in the future) and the company had the wherewithal to repay it. The company essentially repaid debt that was immediately due and borrowed new money from the same lender. There would have been no reason for the lender to take value less than the face amount of the old debt (causing a net gain) or for the company to pay value more than the face amount (causing a net loss).

6.
We have reviewed your response to our prior comment ten, noting that you concluded the reclassification of warrants from additional-paid-in-capital to liability was not material to your previous financial statements. Tell us your consideration of the effects of prior year misstatements when quantifying misstatements in current year financial statements, see SAB Topic 1N. Considering your stock price decreased approximately 73% from the date of issuance of the original warrants to December 31, 2007, please tell us what qualitative and quantitative factors you examined in determining the prior year financial statements were not materially misstated. As part of your response, please provide us with the assumption used each reporting period in determining the FMV of the warrants.

RESPONSE: When quantifying the misstatements related to the classification of the original warrants, our consideration of the effects on such misstatements included the following quantitative and qualitative factors:

●	Based on our quantification, the impact on net loss per share in the prior periods ranges from $.00 to $.02 per share

●	The net effect on net loss in the prior periods ranged from .2% to 9%

●	The net effect of the classification change in our total liabilities was less than 5% in all prior periods and the net effect to stockholders was not more than 10% in any period

●	The reclassification adjustment did not impact our revenues, loss from operations or cash flows in any period.

In determining the fair market value of the warrants under the Black-Scholes pricing model each reporting period, we utilized the same assumptions that were employed in estimating the fair value of stock options granted to employees for those periods. We disclosed these assumptions in the ‘Summary of Significant Accounting Policies’ footnote in our 10-Q and 10-K filings for each of those periods.

Other Exchange Act Reports

7.	Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

RESPONSE: Considering the responses made above, we believe there are no Exchange Act reports that require revision.

Company Acknowledgement

Pursuant to the Staff’s request, we hereby acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338. Facsimile transmissions may also be sent to the undersigned at the same number.

Very truly yours,

/s/ Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.